Exhibit 99.1

4FRONT VENTURES CORP.

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(IN THOUSANDS OF US DOLLARS)

Basis of Presentation	2
Forward-Looking Information	2
Management’s Responsibilities for Financial Information	3
Business of the Company	3
Corporate Developments	5
Financial	6
Selected Financial Information	6
The following is selected financial data derived from the unaudited condensed consolidated interim financial statements of the Company for the three months and nine months ended September 30, 2020 and 2019.	6
Non-IFRS Financial and Performance Measures	7
Pro Forma Adjusted EBITDA	7
Results of Operations	8
Drivers of Results of Operations	8
Three-Months Ended September 30, 2020	9
Nine-Months Ended September 30, 2020	10
Off-Balance Sheet Arrangements	11
Liquidity and Capital Resources	11
Cash Flows	12
Transactions with Related Parties	12
New Accounting Pronouncements and Recent Developments	13
Critical Accounting Estimates and Judgments	13
Financial Instruments and Financial Risk Management	14
Equity	15
Share Capital	15
Stock Options	16
Warrants	16
Convertible Debt	16
Maximum Outstanding	16
Risks and Uncertainties	17
Covid-19	17
Operating	17
Financial	17
Regulatory and Legal	18
Regulatory Environment: Issues with U.S. Cannabis-Related Assets	18
Operations	19
Regulatory Overview	20
Regulation of Cannabis in the United States	20
Regulation of Industrial Hemp in the United States Federally	20
Regulatory Landscape of U.S. States in which the Company currently operates	21
Legal and Regulatory Trends	25

Basis of Presentation

This management discussion and analysis (“MD&A”) of the financial condition and results of operations of 4Front Ventures Corp. (the “Company” or “4Front”) is supplemental to, and should be read in conjunction with, the Company’s condensed consolidated interim financial statements and the accompanying notes for the three and nine months ended September 30, 2020 and 2019. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Financial amounts are expressed in thousands (000’s) of United States dollars (“$”) unless otherwise specified. Canadian dollar amounts are denoted by “C$”.

The effective date of this MD&A is November 25, 2020 and has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102, Continuous Disclosure Obligations of the Canadian Securities Administrators.

Forward-Looking Information

Certain statements contained in this MD&A constitute “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking information”), which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Statements concerning the Company’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and the business, operations, future financial performance and condition of the Company is forward-looking information. The words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would” and similar expressions, including the negative and grammatical variations of such expressions, are intended to identify forward-looking information, although not all forward-looking information contains these identifying words. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. In addition, this MD&A may contain forward-looking information attributed to third-party industry sources.

By their nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and projections that constitute forward-looking information will not occur. Such forward-looking information in this MD&A speak only as of the date of this MD&A.

Forward-looking information contained in this MD&A is based on the key assumptions above. Readers are cautioned that such assumptions, although considered reasonable by the Company, may prove to be incorrect and the assumptions may change. Actual results achieved during future periods will vary from the information provided in this MD&A as a result of numerous known and unknown risks and uncertainties and other factors. The Company cannot guarantee future results. Such forward-looking information is made as of the date of this MD&A and the Company disclaims any intention or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Management’s Responsibilities for Financial Information

The Company's financial statements and the other financial information included in this management report are the responsibility of the Company's management and have been examined and approved by the Company’s audit committee. The accompanying financial statements are prepared by management in accordance with IFRS and include certain amounts based on management’s best estimates using careful judgment. The selection of accounting principles and methods is management’s responsibility.

Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Audit Committee, which is comprised of three independent directors, supervises the financial statements and other financial information.

This Audit Committee’s role is to examine the financial statements and recommend approval of them, to examine the internal control and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the Audit Committee meets as required, but no less than quarterly, and meets no less than annually with the external auditors, with or without the Company’s management, to review their respective audit plans and discuss the results of their examination. This committee is responsible for recommending the appointment of the external auditors or the renewal of their engagement.

Business of the Company

4Front was incorporated pursuant to the provisions of the British Columbia Corporations Act. On July 31, 2019, 4Front Holdings LLC (“Holdings”) and Cannex Capital Holdings, Inc. (“Cannex”) completed their business combination which resulted in the business of each of Holdings and Cannex becoming the business of 4Front. Holdings has been identified as the acquirer for accounting purposes. Historical financial statements and MD&A with respect to each of Holdings and Cannex are available on the Company’s SEDAR profile at www.sedar.com. 4Front has its registered office in Vancouver, British Columbia and a head corporate office in Phoenix, Arizona.

The Class A Subordinate Voting Shares (“SVS”) of 4Front trade on the Canadian Securities Exchange (“CSE”) under the ticker “FFNT” and are quoted on the OTC (OTCQX: FFNTF). The business combination constituted a reverse takeover of Cannex by 4Front.

The Company owns or manages licensed cannabis facilities in state-licensed markets in the United States and has accelerated growth through business acquisitions. On February 22, 2019, the Company acquired PHX Interactive LLC, that manages a licensed cannabis dispensary in Phoenix, Arizona. On April 15, 2019 the Company purchased Om of Medicine LLC, a cannabis dispensary in Michigan. On July 31, 2019, the Company completed the reverse takeover of Cannex.

In January 2020, the Company announced its intention to focus on “core” assets and to divest “non-core” assets. Core assets include vertically integrated cannabis production facilities and dispensaries in Illinois and Massachusetts, as well as one dispensary in Michigan. In January, the Company divested its interests in two Arkansas dispensary licenses for $2,000. In March 2020, the Company sold PHX Interactive LLC that controls an Arizona dispensary for $6,000.

In January 2020, the Company issued convertible secured promissory notes of $3,000 to entities associated with Gotham Green Partners, LLC (such entities collectively referred to as “GGP”). These notes were repaid in full in May 2020.

In March 2020, the Company announced the promotion of Leo Gontmakher, formerly 4Front’s COO, to CEO, the promotion of Joshua Rosen, formerly 4Front’s CEO, to Executive Chairman, the promotion of Nicolle Dorsey, formerly EVP of Finance, to CFO, and the departure of former CFO Brad Kotansky. In addition, the Company announced the cutting of significant corporate overhead costs, including 40% of corporate headcount and 45% of headcount related to the management of Mission stores. The Company expects these overhead cost reductions to result in annualized savings of $7,000 - 8,000.

In March 2020, the United States and much of the world began to experience a rapid increase in the number of COVID-19 cases. The emergence of COVID-19, an extremely infectious airborne respiratory virus, caused a significant response on the part of many governments to contain it. The most relevant containment measure for the Company’s business is the implementation of “essential” type business designations and implementation of social distancing protocols. Thus far, the Company’s dispensaries and operations have been allowed to continue operating. Social distancing protocols have been implemented at the Company’s dispensaries which meet or exceed those required by the local jurisdiction. Through the date of this MD&A, sales continue to meet or exceed comparable periods last year, however there is no guarantee that the Company’s dispensaries/operations will continue to be designated as essential.

On May 7, 2020, the Company completed its sale of its Pennsylvania dispensary for $10,550. On September 1, 2020, the Company closed the sale of its interest in an Arkansas dispensary for $2,449. On September 22, 2020, the Company closed the sale of three of its Maryland dispensaries for $5,500. On September 30, 2020, the Company closed the sale of its final Maryland dispensary for $1,200.

In exchange for consent of allowing for the sale of the non-core assets, the Company agreed to make principal payments to GGP and to pay additional fees. The Company also agreed to repay principal to LI Lending and to pay an increased interest rate of an additional 2% on the final $10,000 tranche of the loan until such time as this amount has been paid down.

On May 31, 2020, the Company’s dispensary in Chicago was broken into and sustained substantial damage. Most of the damage and inventory loss is expected to be covered by insurance and upon completion of repairs and security upgrades, the dispensary reopened to the public on July 31, 2020.

In May 2020, the Company raised $5,827 through a private placement of convertible debt (the “Notes”). The Notes are secured, although subordinate to GGP and LI Lending, and bear an annual coupon of 5%, paid-in-kind, and will mature on February 28, 2022 (although such maturity can be extended for 6 months subject to a 2.5% fee). The Notes are convertible into SVS of the Company at a conversion price of $0.25. Certain purchasers of the Notes were also able to exchange their existing equity holdings in the Company for convertible debenture that totaled $13,661 (the “Equity Swap Debenture”), with economic terms which mimic a preferred class of equity. Specifically, the Equity Swap Debentures mature on May 14, 2025, have an annual coupon of 3% which may be forgiven if the revenue of the Company is above $15,000, and converts to SVS at a conversion price of $0.4601227.

In May 2020, the Company modified the principal balance of a $1,500 note receivable from Accucanna in exchange for the Common Owners foregoing approximately 1.4 million shares of Company class A subordinate voting stock payable as an earnout because of Pure Ratios attaining certain CBD sales milestones. The interest rate was lowered to 5% and the maturity date was extended. The Company is currently in discussions to settle the remaining balance of the promissory note and anticipates resolution by December 31, 2020.

As of September 30, 2020, the Company:

•	owned and operated two dispensaries in Massachusetts, one dispensary in Illinois, and one dispensary in Michigan.
•	owned and operated two production facilities in Massachusetts and one production facility in Illinois.
•	leased real estate and sold supplies to cannabis producers in Washington State.
•	owned and operated Pure Ratios, a CBD products company in California that sells non-THC products throughout the United States.

The Company is building a cannabis manufacturing facility in Commerce, California, but paused construction in April 2020. The Company is recommencing construction on the facility and is expected to be completed in April 2021.

This MD&A compares the three and nine-month periods ended September 30, 2020 and 2019. The 2020 balance sheet includes net assets acquired from Cannex and resulting intangible assets.

Corporate Developments

•	In January 2020, the Company commenced recreational sales at its Chicago, IL dispensary.
•	In January 2020, the Company secured convertible note financing of $3,000 and issued warrants.
•	In January 2020, the Company sold two of its Arkansas assets for $2,000.
•	In March 2020, the Company’s CEO assumed the role of Executive Chairman and the COO was promoted to CEO.
•	In March 2020, the Company divested of its Arizona assets for $6,000.
•	In March 2020, the Company reduced its corporate workforce and Mission overhead workforce by 40% and 45%, respectively.
•	In May 2020, the Company sold its non-core retail licenses in Pennsylvania for $10,550, of which $5,700 has been used to repay GGP.
•	In May 2020, the Company raised $5,827 through a private placement of convertible debt.
•	In May 2020, the Company modified the principal balance of the note receivable from Accucanna to $890, the interest to 5%, and the maturity date to July 5, 2020, with an optional 30-day extension by written notice from Accucanna. The Company is currently in discussions to settle the remaining balance of the promissory note and anticipates resolution by December 31, 2020.
•	In May 2020, the Company gave notice to extend the repayment date of the $4,886 note payable plus associated interest that was issued for the acquisition of Healthy Pharms Inc. The note payable is now due December 18, 2020.
•	On May 31, 2020 the Company’s Chicago dispensary was closed due to a break in. On July 31, 2020, the dispensary reopened following repairs and the security upgrades.
•	On August 12, 2020 the Company began adult use sales at its Georgetown, Massachusetts dispensary.
•	On September 1, 2020 the Company completed the sale of its interest in an Arkansas dispensary for $2,449.
•	On September 4, 2020 the Company began adult use sales at its Worcester, Massachusetts dispensary.
•	On September 22, 2020, the Company closed on the sale of three of its Maryland assets for $5,500.
•	On September 24, 2020 the Company announced that it was commencing construction on a new dispensary in Calumet City, Illinois, which is expected to open in December 2020.
•	On September 30, 2020, the Company closed the sale of its final Maryland asset for $1,200.
•	The Company announced on October 27, 2020, that it had entered into definitive purchase and sale agreements with an affiliate of Innovative Industrial Properties, Inc., to provide the sale and leaseback of its cultivation and production facilities in Tumwater, WA and Georgetown, MA. The all cash sale price of $30,000 will be used by the Company to pay down the outstanding senior secured debt obligation to affiliates of Gotham Green Partners, and for other general corporate purposes.

•	On November 23, 2020, the Company announced it had completed its bought deal prospectus offering for aggregate proceeds of C$17,251,150, including full exercise of the over-allotment option granted to the underwriters.
•	The Company announced on November 24, 2020 that its 185,000 square foot production facility in Commerce, California is fully funded to recommence construction and is targeted to be completed in April 2021.

Financial

Selected Financial Information

The following is selected financial data derived from the unaudited condensed consolidated interim financial statements of the Company for the three months and nine months ended September 30, 2020 and 2019.

Statement of operations:

	For the Three-Month Period Ended
	September 30,
	2020	2019
Total revenue (excluding real estate income)	$12,410	$3,805
Cost of goods sold (excluding fair value adjustments)	(6,061)	(2,827)
Change in fair value of biological assets	1,025	(231)
Gross profit	7,374	747
Real estate income	2,883	1,676
Total operating expenses	(10,400)	(13,788)
Total operating income (loss)	(143)	(11,365)
Total other income (loss)	(1,294)	378
Net loss from continuing operations	(3,941)	(10,975)
Net loss attributable to shareholders	(3,946)	(11,243)

	For the Nine-Month Period Ended
	September 30,
	2020	2019
Total revenue (excluding real estate income)	$32,132	$8,410
Cost of goods sold (excluding fair value adjustments)	(18,756)	(5,852)
Change in fair value of biological assets	2,305	152
Gross profit	15,681	2,710
Real estate income	8,514	1,676
Total operating expenses	(34,748)	(27,686)
Total operating income (loss)	(10,553)	(23,300)
Total other income	6,078	1,755
Net loss from continuing operations	(9,902)	(21,985)
Net loss attributable to shareholders	(10,320)	(23,093)

Statement of financial position:

	September 30, 2020	December 31, 2019
Total assets	$209,903	$203,919
Total liabilities	$146,671	$127,940
Total equity	$63,232	$75,979

Non-IFRS Financial and Performance Measures

In addition to providing financial measurements based on IFRS, the Company provides additional financial metrics that are not prepared in accordance with IFRS. Management uses non-IFRS financial measures, in addition to IFRS financial measures, to understand and compare operating results across accounting periods, for financial and operational decision making, for planning and forecasting purposes and to evaluate the Company’s financial performance. The Company utilizes the non-IFRS financial measurement of Adjusted EBITDA, which management believes reflects the Company’s ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business, as it facilitates comparing financial results across accounting periods. Management also believes that this non-IFRS financial measure enables investors to evaluate the Company’s operating results and future prospects in the same manner as management. This non-IFRS financial measure may also exclude expenses and gains that may be unusual in nature, infrequent or not reflective of the Company’s ongoing operating results. As there are no standardized methods of calculating these non-IFRS measures, the Company’s methods may differ from those used by others, and accordingly, the use of this measurement may not be directly comparable to similarly titled measures used by others. Accordingly, non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Pro Forma Adjusted EBITDA

Adjusted EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization less fair value in Biological Asset adjustments, share-based compensation expense and one-time charges related to acquisition and business combination related costs. 4Front considers these measures to be an important indicator of the financial strength and performance of its business. The following table reconciles Pro Forma Adjusted EBITDA to its closest IFRS measure.

	Three-months ended,		Nine-months ended,
As of September 30,	2020	2019	2020	2019
Net loss from continuing operations (IFRS)	$(3,941)	$(10,975)	$(9,902)	$(21,985)
Interest income	(7)	(15)	(71)	(15)
Interest expense	5,794	2,728	12,747	3,851
Income tax expense	2,504	(12)	5,427	440
Depreciation and amortization	2,989	4,535	7,557	5,241
Accretion income	(274)	–	(605)	–
Equity-based compensation	1,517	3,491	3,792	4,200
Gain on sale of subsidiary	(4,729)	–	(15,940)	–
Foreign exchange (loss) gain	(8)	(56)	10	(56)
Loss on investment	518	–	–	–
Removal of fair value of biological asset adjustment	(1,025)	231	(2,305)	(152)
Gain on restructuring of notes receivable	–	–	(281)	–
Change in fair value of derivative liability	–	(3,035)	–	(3,035)
Legal settlements and other fair value adjustments	–	–	(2,456)	(2,500)
Acquisition, transaction and other one-time costs	350	1,069	1,974	2,841
Adjusted EBITDA (non-IFRS)	$3,688	$(2,039)	$(53)	$(11,170)

Results of Operations

Drivers of Results of Operations

Revenue

As of September 30, 2020, 4Front owned, operated, or managed operations in California, Illinois, Michigan, Washington and Massachusetts and generated revenue in each of these states.

4Front generates revenue from the following operating segments:

•	Production - manufacturing and distribution of packaged cannabis products to its own dispensaries and third-party retail customers, and importation and sale of equipment and supplies.
•	Retail - direct sales to end consumers in its four retail stores. Retail sales are through owned licensed dispensaries in Illinois, Massachusetts, and Michigan. The Georgetown, MA facility grows and manufactures much of the products that are sold in the Georgetown and Worcester, MA dispensaries and the Illinois production facility grows products for the Illinois dispensary. Revenue from dispensary sales of internally produced products is considered dispensary revenue.
•	Pure Ratios - production and sale of CBD products to third-party customers.

Adult use sales began at the beginning of 2020 in Illinois, in August 2020 in Georgetown, MA, and in September 2020 in Worcester, MA. The additional adult use sales have driven higher sales in 2020. The Company has utilized cultivation and production techniques developed by Cannex for its Washington state customers to increase the yields and quality of products produced in Illinois and Massachusetts. The ability to supply the Company’s adult use dispensaries will ensure that the Company can meet increasing demand. As production increases, the Company will begin to sell excess production in the wholesale market. Production and sales of CBD products from Pure Ratios has increased through the use of marketing programs.

In 2020, 4Front’s primary business was operating cannabis dispensaries and building its production capacity in states where it is vertically integrated. The retail segment of the business consists solely of dispensary revenue during the first nine months of 2020. The production segment includes third-party wholesale sales and equipment and packaging sales. The cannabis production operations primarily served the dispensaries in two vertically integrated states and only excess production was sold to third parties.  The equipment and packaging import business was acquired from Cannex and aggregates purchases to obtain lower pricing.

Gross Profit

Gross profit is revenue less cost of goods sold. Cost of goods sold includes the costs to purchase products from third parties and includes finished goods such as flower, edibles and concentrates. Cost of goods sold also includes costs to internally manufacture products such as packaging and other supplies, and allocated overhead which includes rent, salaries, utilities, and related costs. Cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis products, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes.

As described above, the Company generates revenue from three operating segments (excluding the real estate segment income). The majority of the revenue is derived from the Company’s retail segment, which includes both vertically and non-vertically integrated locations. The gross profit margins between the two are substantially similar, with an approximate 31% gross profit margin for the nine months ended September 30, 2020. Production revenue is segregated between wholesale sales to third party vendors and equipment and supplies for the retail segment, which aggregates to an approximate 44% gross profit margin. Pure Ratios operates at an approximately 77% gross profit margin.

Real Estate Income

The Company receives income from its real estate portion of the business, which involves the leasing of real estate to cannabis producers who are related parties to the Company.

Total Operating Expenses

Total operating expenses, include selling and marketing expenses, general and administrative expenses, depreciation and amortization, and equity based compensation.

Selling and Marketing Expenses generally correlate to revenue. These expenses include labor costs and other selling costs to support the Company’s retail locations. As a percentage of sales, the Company expects selling costs as a percentage of revenue to decrease over time as volumes increase at the Massachusetts and Illinois dispensaries due to adult use sales and as the Company begins to sell cannabis to the wholesale market.

General and administrative expenses include costs incurred at the corporate offices, primarily related to personnel costs, benefits, and other professional service costs. These costs are anticipated to be steady following the headcount reductions in March 2020.

Provision for Income Taxes

As the Company operates in the state legal cannabis industry, it is subject to the limitations of IRC Section 280E under which taxpayers are only allowed to deduct a product’s cost of goods sold. This results in permanent differences in ordinary and necessary business expenses deemed non-allowable under IRC Section 280E and a higher effective tax rate than most industries. Therefore, the effective tax rate can be highly variable and may not necessarily correlate to pre-tax income or loss.

Three-Months Ended September 30, 2020

Revenue

Revenue for the three months ended September 30, 2020 is $12,410 (excluding real estate income of $2,883 in 2020 and $1,676 in 2019, respectively), or an increase of $8,605 or 226%, from $3,805 for the three months ended September 30, 2019. This increase is primarily due to higher sales with the start of adult use sales in Illinois in January and Massachusetts in August and September. Additionally, Pure Ratios sales increase significantly due to the use of a marketing partner in 2020.

Cost of Goods Sold

Cost of goods sold (“COGS”) for the three months ended September 30, 2020 is $6,061, an increase of $3,234 or 114%, from $2,827 for the similar period ended September 30, 2019. COGS is the cost of products that are sold during the period and include costs to cultivate and produce cannabis and CBD products that are produced in Company operated facilities. Higher dispensary sales and Pure Ratios sales led to higher COGS.

Gross Profit

Gross profit for the three months ended September 30, 2020 is $7,374, an improvement of $6,627 as compared to $747 during the similar period ended September 30, 2019. The increase is due to higher sales from all dispensaries and from higher Pure Ratios sales that have a high gross profit margin.

Real Estate Income

Real estate income for the three months ended September 30, 2020 is $2,883, an increase of $1,207 from $1,676 for the similar period ended September 30, 2019. The Company receives income from its real estate portion of the business, which involves the leasing of real estate to cannabis producers who are related parties to the Company. The Company recognized no cost of goods sold as a result of its real estate activities for the three months ended. The increase is primarily because only two months of revenue was included in 2019 following the July 31, 2019 Cannex acquisition.

Total Operating Expenses

Total operating expenses for the three months ended September 30, 2020 are $10,400, a decrease of $3,388 as compared $13,788 for the three months ended September 30, 2019. This decrease is primarily due to a workforce reduction in March of 2020 and more efficient expenditure practices at dispensary and cultivation locations. The decrease was partially offset by higher marketing expenses for Pure Ratios.

Total Other Income (Expense)

Net other income (expense) for the three months ending September 30, 2020 is an expense of $1,294, as compared to $378 in income for the three months ended September 30, 2019. The higher expenses is due to the higher interest expense from the LI Lending and GGP loans.

Net Income (Loss) Before Income Taxes

Net income (loss) before taxes and non-controlling interest for the three months ended September 30, 2020 is a loss of $1,437, an improvement of $9,550 as compared to the $10,987 net loss before income taxes for the three months ended September 30, 2019. The improvement is primarily due to increasing cannabis sales at the Company’s dispensaries and the $4,729 gain on sales of subsidiaries during 2020.

Nine-Months Ended September 30, 2020

Revenue

Revenue for the nine months ended September 30, 2020 is $32,132, an increase of $23,722 or 282% from $8,410 for a similar period for the nine months ended September 30, 2019. The increase is due to significantly higher cannabis sales at all of the Company’s dispensaries including the Illinois dispensary which began adult use sales in January 2020, and the two Massachusetts dispensaries that began adult use sales in the third quarter of 2020. Om sales increased because 2019 only includes five months following the acquisition on April 15, 2019 and equipment sales were higher because 2019 only includes two months of sales following the July 31, 2019 Cannex acquisition. Also, Pure Ratios’ CBD sales increased significantly due to new marketing efforts in 2020.

Cost of Goods Sold

COGS for the nine months ended September 30, 2020 is $18,756, an increase of $12,904 or 221% from $5,852 for the nine months ended September 30, 2019. The increase in COGS is due to higher sales from all of the dispensaries and higher equipment sales.

Gross Profit

Gross profit for the nine months ended September 30, 2020 is $15,681, an increase of $12,971 as compared to $2,710 for the nine month period September 30, 2019. The increase was primarily due to higher cannabis sales in the Company’s dispensaries and a full nine months of sales from the Pure Ratios and the equipment importation businesses that were acquired in the Cannex acquisition.

Real Estate Income

The Company generated $8,514 during the nine months ended September 30, 2020, an increase of $6,838 as compared to $1,676 for the similar period ended in 2019. The increase is primarily because 2019 included only two months of activity following the July 31, 2019 Cannex acquisition.

Total Operating Expenses

Total operating expenses for the nine months ended September 30, 2020 was $34,748, an increase of $7,062, as compared to $27,686 for the nine months ended September 30, 2019. The increase is due to the inclusion of nine months of expenses for the Cannex entities in 2020 as compared to only two months in 2019 following the Cannex acquisition on July 31, 2019.

Total Other Income

Net other income and other expense for the nine months ended September 30, 2020 was $6,078, an increase of $4,323 as compared to $1,755 for the nine months ended September 30, 2019. This increase is due to $15,940 million gain from the sale of the Company’s non-core assets in 2020. This was partially offset by an increase to interest expenses due to the acquisition of debt from Cannex and from the LI Lending loan.

Net Loss Before Income Taxes

Net loss before taxes and non-controlling interest over the nine months ended September 30, 2020 is $4,475, a decrease of $17,070 from the $21,545 net loss before income taxes for the similar period ended September 30, 2019. This decrease in loss is primarily due to the gain on the sale of subsidiaries and higher cannabis sales in 2020. This improvement was partially offset by increases to interest expense due to the acquisition of debt from Cannex and from the LI Lending loan.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

Liquidity and Capital Resources

As of September 30, 2020, the Company had total current liabilities of $24,261 and a cash balance of $8,499, as compared to $18,851 and $5,789 as of December 31, 2019, respectively.

Specific factors affecting the Company’s liquidity are:

•	In January 2020, the Company secured convertible note financing of $3,000 (see Equity - Convertible Debt below). This debt was repaid in full in May 2020.
•	In January 2020 the Company received $2,000 from the sale of two Arkansas assets.
•	In March 2020 the Company received $6,000 from the sale of its Arizona dispensary.
•	In May 2020 the Company sold its non-core dispensary in Pennsylvania for $10,600.
•	In May 2020 the Company secured convertible note financing of $5,800.
•	In September 2020 the Company sold the non-core dispensaries in Arkansas and Maryland for approximately $9,000.
•	Loans due to GGP with a principal and accrued interest value of $30,917 at September 30, 2020 are due in November 2021.
•	Loans due to LI Lending, LLC (see Transactions with Related Parties, below) with a balance of $45,027 at September 30, 2020 are due in May 2024.

The Company is generating cash from retail sales and is deploying cash obtained from non-core asset sales to improve production capabilities with the goal of producing additional revenue and earnings over the near term.

Cash Flows

Cash Used in Operating Activities

Net cash used in continued operating activities is $16,697 for the nine month period ended September 30, 2020, a decrease of $1,615 as compared to $18,312 for the nine month period ended September 30, 2019. Approximately $9,000 of the use is from interest paid to GGP, LI Lending, and on real estate leases. The remaining use is from general and administrative expenses, that are partially offset by cash flow sources from operations. The decrease from 2019 is due to higher cash flows from operations which are partially offset by higher interest expense.

Cash Flow from Investing Activities

Net cash provided from continued investing activities is $19,472 for the nine month period ended September 30, 2020, an improvement of $32,789 as compared to the $13,317 cash flow used in investing activities for the nine month period ended September 30, 2019. The primary source is proceeds from the sale of the Company’s dispensaries and interests. Some of these proceeds were used to pay down the principal on the GGP and LI Lending loans (see financing activities). The proceeds were also used to purchased $12,528 in property and equipment during the period. The improvement from 2019 is primarily due to the receipt of proceeds from the subsidiary sales.

Cash Flow from Financing Activities

Net cash provided by continued financing activities is $486 for the nine months ended September 30, 2020, a decrease of $35,858 as compared to the nine month period ended September 30, 2019. The Company issued $10,937 in convertible debt, utilized $2,352 in proceeds from the LI Lending loan, and issued $1,276 in other notes payable. This was partially offset by paying down principal, accrued interest and associated fees of $13,798 of the GGP loans and the LI Lending loan with the proceeds from the sale of the Company’s non-core assets. The decrease of $35,858 from the prior year is because in 2019 the Company received $28,477 in loan proceeds from LI Lending and received loan proceeds from Cannex prior to the Company’s acquisition of Cannex.

Transactions with Related Parties

Certain subsidiaries which were acquired in the business combination with Cannex have contractual relationships with two licensed Washington cannabis producer/processors: Superior Gardens LLC (d/b/a Northwest Cannabis Solutions) (“NWCS”) and 7Point Holdings LLC (“7Point”).

NWCS and the Company are parties to a commercial gross lease expiring December 31, 2022 with two five-year renewal options. For the nine months ended September 30, 2020 the Company recognized $6,260 from real estate income on the lease receivable for this lease.

7Point and the Company are parties to a commercial sublease expiring November 30, 2023 with one five-year renewal option. For the nine months ended September 30, 2020 the Company recognized $2,254 from real estate income on lease receivable for this lease.

The Company has entered into a service agreement with NWCS to provide consulting and personnel services for growing and processing cannabis for $30 per month and to act as exclusive purchasing agent for equipment, machinery, and other supplies for $20 per month plus other fees for a three-year term expiring January 1, 2021 with automatic renewal for additional three-year terms. The Company recognized a total of $905 for the nine months ended September 30, 2020.

NWCS and the Company have entered into a packaging supply agreement under commercially reasonable pricing terms by which NWCS submits packaging and equipment orders for Company-designed packaging sold by NWCS under an exclusive license to use Company brands and recipes in the state of Washington. The packaging supply agreement has an initial term of three years expiring January 1, 2021 with automatic renewal for additional three-year periods. The Company recognized a total of $2,286 in revenue for the nine months ended September 30, 2020 under the packaging supply agreement.

As of September 30, 2020, the Company held three notes receivable from these related parties with a balance of $414 (2019 - $641).

As of September 30, 2020, $288 (2019 - $1,528) of the Company’s trade receivables were due from NWCS and 7Point (collected subsequent to year end).

An officer of the Company is a part-owner of a LI Lending LLC which extended the Company a real estate improvement/development loan of $45 million of which $45 million was outstanding as of September 30, 2020.

An officer of the Company holds an interest in an online marketing company serving the online CBD market which provides online marketing services to Pure Ratios. Pure Ratios paid $4,301 (2019 - $nil) for the nine months ended September 30, 2020 to this vendor for management fees, pass through marketing costs and customer service.

New Accounting Pronouncements and Recent Developments

The Company has not adopted any new or amended IFRS standards during the nine months ended September 30, 2020.

Critical Accounting Estimates and Judgments

The preparation of the Company’s condensed interim consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, and revenue and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual consolidated financial statements.

Financial Instruments and Financial Risk Management

The Company’s financial instruments consist of cash, accounts receivable, other receivables, notes receivable, restricted cash, investments, accounts payable and accrued expenses, contingent consideration payable, notes payable, and derivative liabilities. The carrying values of these financial instruments approximate their fair values As of September 30, 2020 and December 31, 2019.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the Company’s cash, accounts receivable, other receivables, accounts payable and accrued expenses approximates carrying value due to their short-term nature. The Company’s restricted cash, and investments approximate fair value due to the nature of the instruments. The Company’s notes receivable, convertible notes payable, and notes payable approximate fair value due to the instruments bearing market rate of interest.

There were no transfers between fair value levels during the three or nine months ended September 30, 2020 and the year ending December 31, 2019.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instruments related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit Risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash, lease receivables, other receivables, and notes receivable. The Company’s maximum credit risk exposure is equivalent to the carrying value of these instruments.

The risk exposure is limited to the carrying amounts at the statement of financial position date. The risk to cash deposits is mitigated by holding these instruments with regulated financial institutions. Lease receivables, notes receivables and other receivables credit risk arises from the possibility that principal and interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationships.

As of September 30, 2020, the maximum credit exposure related to the carrying amounts of accounts receivable, notes receivable and lease receivable was $39,041.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to raise sufficient capital to settle obligations and liabilities when due.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s secured convertible notes with GGP bear interest at variable rates and is exposed to interest rate risk. If the LIBOR had increased by 1% during the nine months ended September 30, 2020, the Company’s net loss would have increased by approximately $240.

Foreign Exchange Risk

The Company is exposed to exchange rate fluctuations between United States and Canadian dollars. The Company’s share price is denominated in Canadian dollars. If the Canadian dollar declines against the United States dollar, the United States dollar amounts available to fund the Company through the exercise of stock options or warrants will be less. The Company also has bank accounts with balances in Canadian dollars. The value of these bank balances if converted to U.S. dollars will fluctuate. While the Company maintains a head office in Canada where it incurs expenses primarily denominated in Canadian dollars, such expenses are a small portion of overall expenses incurred by the Company. The Company does not have a practice of trading derivatives and does not engage in “natural hedging” for funds held in Canada.

The Company has determined that as of September 30, 2020, the effect of a 10% increase or decrease in the Canadian dollar against the U.S. dollar on financial assets and liabilities would result in an increase or decrease of approximately $120 to comprehensive loss for the nine months ended September 30, 2020.

Equity

Share Capital

Prior to July 31, 2019, when the Company undertook a business combination with Cannex, the Company was a partnership and so did not have shares of capital stock. Following the Cannex transaction, the Company has three classes of shares:

•	Class A Subordinate Voting Shares (SVS),
•	Class B Subordinate Proportionate Voting Shares (SPVS) which are convertible to SVS at a rate of 1 SPVS to 80 SVS. Conversion of SPVS shares was restricted until January 31, 2020 but they are now convertible at the shareholder’s option.
•	Class C Multiple Voting Shares (MVS). The MVS carry 800 votes per share and convert to one SVS share after a certain mandated holding period. These shares were issued to certain executives of Holdings and give these executives approximately 67% of the voting control of the Company’s currently outstanding shares.

At the date of this MD&A, there was the equivalent of 534,177,375 SVS outstanding when calculated as if all share classes were converted to Subordinate Voting Shares.

Stock Options

At September 30, 2020, stock options had been granted to purchase the equivalent of 43,485,360 SVS.

As of the date of this MD&A, stock options had been granted to purchase the equivalent of 48,076,040 SVS.

Warrants

At September 30, 2020, there were share purchase warrants outstanding to purchase up to 16,775,068 SVS. In March 2020, warrants to purchase up to 25,251,757 SVS expired unexercised. In October 2020, warrants to purchase up to 1,023,660 SVS expired unexercised. In conjunction with the Company’s bought deal financing that closed November 23, 2020, the Company issued warrants to purchase up to 13,800,920 SVS which expire on November 23, 2022.

As of the date of this MD&A, there were share purchase warrants outstanding to purchase up to 29,552,328 SVS:

•	1,478,670 warrants at $0.53 expiring November 23, 2022
•	2,230,080 warrants at $0.67 expiring January 29, 2023
•	12,322,250 warrants at $0.69 expiring November 23, 2022
•	7,000,000 warrants at $1.00 expiring November 21, 2021
•	4,511,278 warrants at $1.33 expiring November 21, 2021
•	2,010,050 warrants at $1.99 expiring November 21, 2021

Convertible Debt

The Company has issued convertible GGP Notes and other convertible notes to investors at September 30, 2020. Such debt, if converted as of September 30, 2020, would result in the issuance of approximately 37,256,048 SVS.

In January 2020, the Company issued additional senior secured convertible notes to GGP in the principal amount of $3,000. The secured notes were repaid in full on May 8, 2020 using proceeds from the sale of the Company’s non-core retail licenses in Pennsylvania.

In March 2020, the Company issued an additional note to GGP in the amount of $348 as an amendment fee to allow the sale of the Company’s Arizona asset, which required GGP’s approval. The amendment fee was repaid in full on May 8, 2020 using proceeds from the sale of the Company’s non-core retail licenses in Pennsylvania.

In June 2020, the Company issued subordinate convertible notes for a total amount of $5,827. Such debt, if converted, would result in the issuance of 23,306,697 SVS. In conjunction with this offering, certain shareholders exchanged a total of 26,192,914 SVS on an as-converted basis into an unsecured convertible preferred note convertible into SVS at USD $0.46. As of the date of this MD&A, 579,756 SVS were issued in conjunction with the conversion of approximately $145 in subordinate convertible notes.

Maximum Outstanding

As of the date of this MD&A, the maximum number of SVS outstanding is 697,981,646, assuming conversion of SPVS and MVS, exercise of all options and warrants, and conversion of convertible debt but before the issuance of interest paid in kind.

Risks and Uncertainties

The Company is subject to certain risks, including, without limitation, the following:

Covid-19

As described above, the Company is affected by the COVID-19 pandemic mainly because (1) the Company’s operations depend on continuing to be designated as essential by the government; (2) mandated social distancing protocols; and (3) potential changes in consumer behavior/spending. The loss of essential status for any or all of the Company’s operations could potentially force their closure. Social distancing protocols may impair store operations (e.g. by limiting the maximum number of customers who can be served) and lower revenue in the future. Consumers may change their normal cannabis buying behavior by either reducing volume or switching to cheaper products in light of any continuing economic uncertainty.

As of the date of this MD&A, the Company’s retail stores in the following states remain open and operating with “Essential Service” designations.

Despite the uncertainty during COVID-19, the Company’s sales continue to meet or exceed comparable prior periods.

Any change in government mandates, customer behavior, etc. could severely impair the ability of the Company to operate.

Operating

•	An expected increase in sales in 2020 from adult-use sales from the Company’s Massachusetts dispensary may not meet the Company’s expectations.
•	The expected increase in production of cannabis products from the implementation of Cannex production techniques in Georgetown and Worcester MA, and in Illinois may not occur.
•	The use of a marketing partner and increased production and sales of CBD products from Pure Ratios may not achieve the expected results.
•	The Company’s production could be shut down for reasons such as testing detecting illegal pesticides, vape bans, state-wide issues with transmitting required information, and public health responses to COVID-19.
•	The Company may lose crops due to disease, utility disruptions, and equipment failure.
•	The Company may not be able to purchase inventory for its dispensaries.
•	Wholesale prices may decrease.
•	The tenants in Washington may not be able to pay their rent or other obligations in a timely manner.

Financial

•	The Company may need additional capital but may not be able to raise such capital (whether in a debt or equity financing) on acceptable terms or at all.
•	The Company may be unable to repay lenders at maturity. This is most significant with regard to GGP noteholders, who are owed $30,917 As of September 30, 2020, with maturity on November 21, 2021, if the holders elect not to convert the notes to equity in the Company.
•	The Company may not be adequately insured for certain risks, including: labor disputes; catastrophic accidents; fires; blockades or other acts of social activism; equipment defects, malfunction and failures; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes, ground movements, accidents and explosions that can cause personal injury, loss of life, suspension of operations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. In the case of loss, the lack of insurance coverage could have a material adverse effect on the business, financial condition or results of operations of the Company.

Regulatory and Legal

•	The Company’s may not be able to renew all cannabis licenses.
•	The Company may be subject to citations and fines from regulators that could lead to the suspension of a cannabis license.
•	States may increase the number of cannabis dispensary and/or production licenses issued which could affect sales.
•	There may be adverse changes to the legal and regulatory environment, including changes in US and Canadian law and policy.
•	The Company’s products are designed to be ingested by humans, and therefore face an inherent risk of exposure to product liability claims, regulatory action and litigation if products are alleged to have caused loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur.

Regulatory Environment: Issues with U.S. Cannabis-Related Assets

On February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 (Revised) Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) which provides specific disclosure expectations for issuers that currently have, or are in the process of developing, cannabis-related activities in the United States as permitted within a particular state’s regulatory framework. As a result of the Company’s operations in the United States, the Company is subject to Staff Notice 51-352. For more detail regarding the regulatory regimes under which the Company currently operates, please see the Company’s Listing Statement, Form 2A, available at www.thecse.com.

In accordance with Staff Notice 51-352, the Company will evaluate, monitor, and reassess the disclosure contained herein and any related risks on an ongoing basis and the same will be supplemented, amended, and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws, or regulations regarding cannabis regulation. As a result of the Company’s investments and/or ownership of certain U.S. entities as set forth herein, the Company is subject to Staff Notice 51-352 and accordingly provides the following disclosure.

Operations

As at September 30, 2020, the Company operates in the United States as more specifically described below.

State	Direct, Indirect, or Ancillary Involvement in the U.S. Cannabis Industry Per Staff Notice 51-352	Currently Operational?	Brief Description of Operations
Illinois	Direct	Yes	Beneficial owner of 2 dispensary licenses and 1 cultivation/production license
Massachusetts	Direct	Yes	Owner of 3 medical treatment center licenses for retail, cultivation and processing (2 operating), 2 adult use retail licenses, and 2 adult use cultivation and processing licenses
Michigan	Direct	Yes	Will be the owner of entity which holds 1 Medical Provisioning Center license and 1 Adult-Use dispensary license when final 18 regulatory approval is received. Corporation estimates regulatory approval will be received in Q1 2021.
California	Direct and Ancillary	No - Direct Yes - Ancillary

Direct: The Company owns a subsidiary which holds a temporary state cannabis manufacturing and distribution license. However, as disclosed on March 30, 2020, the Company has halted construction on the subsidiary’s facility. As of the date of this MD&A, the Company expects to recommence construction in December 2020 with completion in April 2021.

Ancillary: The Company’s subsidiary, Pure Ratios Holdings Inc., is engaged in the sale of hemp products, and also the licensing of certain intellectual property to entities which are directly involved in various state cannabis operations.

Washington	Ancillary	Yes	Landlord and packaging supplier to cultivation and production licensees.
Divested Operations
Maryland	Direct and Indirect	Yes	As disclosed on September 30, 2020, the Company has divested its Maryland cannabis assets.
Pennsylvania	Direct	Yes	As disclosed on May 1, 2020, the Company has divested of its Pennsylvania cannabis assets.
Arkansas	Direct and Indirect	Yes	As previously disclosed, the Company sold two of its Arkansas assets in January 2020, and divested the final Arkansas asset in September 2020.
Potential Future Licenses
New Jersey	Direct	No	Intend to pursue a medical and/or recreational cannabis license if/when a licensing window re-opens.
Ohio	Direct	No	The Company is currently contesting the denial of a cultivation license by the Ohio Department of Health.

Regulatory Overview

In accordance with Staff Notice 51-352, below is a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where the Company is currently involved directly, indirectly, or through ancillary businesses. In accordance with Staff Notice 51-352, the Company will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented, amended and promptly disclosed to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation.

Regulation of Cannabis in the United States

The United States federal government regulates drugs through the CSA, 21 U.S.C. § 811, which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. A Schedule I controlled substance is defined as a substance that has no currently accepted medical use in the United States, a lack of safety for use under medical supervision and a high potential for abuse. With the limited exception of the FDA approving the use of marijuana-derived CBD to treat specific forms of epilepsy, the FDA has not approved marijuana as a safe and effective drug for any indication.

Unlike in Canada which has federal legislation uniformly governing the cultivation, distribution, sale and possession of medical marijuana under the Cannabis Regulations, SOR/2018-144 (“Cannabis Regulations”) and the Cannabis Act S.C. 2018, c. 16 (the “Cannabis Act”), marijuana is largely regulated at the state level in the United States.

State laws regulating cannabis are in direct conflict with the federal CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the U.S. authorize medical or recreational cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts under federal law under any and all circumstances under the CSA. Although the Company’s activities are compliant with applicable United States state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under United States federal law, nor may it provide a defense to any federal proceeding which may be brought against 4Front.

The risk of federal enforcement and other risks associated with the Company’s business are described in its Listing Statement, Form 2A, Section 17 - Risk Factors, available at www.thecse.com.

Regulation of Industrial Hemp in the United States Federally

On December 20, 2018, the Agricultural Improvement Act of 2018 (commonly known as the “2018 Farm Bill”) was signed into law. The 2018 Farm Bill, among other things, removes industrial hemp and its cannabidiols, including CBD derived from industrial hemp, from the CSA and amends the Agricultural Marketing Act of 1946 to allow for industrial hemp production and sale in the United States. Under the Farm Bill, industrial hemp is defined as “the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol concentration of not more than 0.3 percent on a dry weight basis.” The 2018 Farm Bill did not legalize CBD derived from “marihuana” (as such term is defined in the CSA), which is and remains a Schedule I controlled substance under the CSA. The U.S. Department of Agriculture (“USDA”) is responsible for promulgating regulations under the 2018 Farm Bill. Pursuant to the 2018 Farm Bill, U.S. territories and tribal governments may adopt their own regulatory plans for hemp production even if more restrictive than federal regulations so long as they meet minimum federal standards approved by the USDA. Those territories or tribal governments which choose not to adopt their own hemp production regulations will be governed by USDA regulations.

On October 31, 2019, the USDA issued an interim final ruling governing domestic production of hemp under the 2018 Farm Bill which establishes the U.S. Domestic Hemp Production Program and opening a 60-day public comment period. The interim rule will be effective through November 1, 2021, when the USDA may adopt permanent regulations. The interim rules outline various USDA requirements for state and tribal hemp programs and provide for a process of state/tribal hemp production plan submission and USDA approval/rejection within 60 days of such submission. There can be no assurances regarding any plan’s acceptance, and the final rulemaking may potentially be delayed. While regulations are finalized and plans are being submitted, the provisions of the 2014 Farm Bill remain in effect until on or about October 31, 2021 for any hemp which has been, is, or will be cultivated.

The 2018 Farm Bill also preserved the U.S. Food and Drug Administration’s (“FDA”) authority to the introduction of hemp and compounds derived from it, such as CBD, in foods, beverages, cosmetics, and dietary supplements. The FDA is expected to engage in rulemaking on this subject but has not done so and there can be no assurances on the timing or content of such rulemaking.

Regulatory Landscape of U.S. States in which the Company currently operates

Illinois

The table below lists the licenses beneficially owned by the Company. For more information, see 4Front’s Listing Statement, Form 2A, Section 4 “Narrative Description of the Business - General Business of the Company - General Business of 4Front - Mission,” available at www.thecse.com:

Holding Entity	Percentage Owned by Holding Entity	License Number	City	Description
IL Grown Medicine, LLC	100%	1504160768- EA	Elk Grove	Cultivation
Harborside Illinois Grown Medicine, Inc.	100%	DISP.000053	Chicago	Dispensary (allowing for the operation of 2 dispensaries)
	100%	AUDO.000027	Chicago	Adult use/Dispensary

The Compassionate Use of Medical Cannabis Pilot Program Act (the “IL Act”) was signed into law in August 2013 and took effect on January 1, 2014. The IL Act provides medical cannabis access to registered patients who suffer from a list of over 30 medical conditions including epilepsy, cancer, HIV/AIDS, Crohn’s disease, and post-traumatic stress disorder, to which additional conditions were added by law in June 2019. The Opioid Alternative Pilot Program launched January 31, 2019 and allows patients that receive or are qualified to receive opioid prescriptions access to medical marijuana as an alternative in situations where an opioid could generally be prescribed. Under this program, qualified patients may bypass the fingerprinting and background checks which often delayed medical cannabis approvals by up to three months.

In January 2019, J.B. Pritzker was sworn in as governor of Illinois. In June 2019, Governor Pritzker signed the Cannabis Regulation and Taxation Act (“CRTA”) into law, making Illinois the 11th state to legalize adult-use cannabis.

There are two types of licenses in Illinois: (1) cultivation/process and (2) dispensary, which are independently issued by separate regulatory bodies. The Department of Agriculture handles the issuance of cultivation/processing licenses, and the Department of Financial and Professional Regulation handles the issuance of dispensary licenses. Licenses must be renewed yearly by the respective agency, typically by email. Vertical integration, i.e. the ownership by one entity of both cultivation/processing and dispensary licenses, is not forbidden in Illinois.

The license issued to Illinois Grown Medicine allows it to cultivate, process, manufacture, package, sell, and purchase cannabis in an area not to exceed 210,000 square feet of total flowering canopy.

Harborside Illinois Grown Medicine operates a licensed dispensary in the South Shore neighborhood of Chicago which allows it to serve medical cannabis patients and opened for adult-use sales in January 2020. Harborside Illinois Grown Medicine was issued a provisional license in October 2020 allowing it to open a second retail location for both medical and adult use sales. As of the date of this MD&A, construction on the second location is substantially complete and the Company expects it to open before the end of the year. The Company will be issued a final license upon the completion of its final inspection in December 2020.

Massachusetts

The table below lists the licenses owned by 4Front Subsidiaries:

Holding Entity	Percentage Owned by Holding Entity	License Number	City	Description
Healthy Pharms	100%	RMD-285-C RMD285-P RMD285-R	Georgetown	Collocated Cultivation/Production/Dispensary
	100%	MR281754	Georgetown	Dispensary
	100%	MC281631 MP281450	Georgetown	Collocated Cultivation/Production
Mission MA, Inc.	100%	RMD1125-C RMD1125-P RMD1125-R	Worcester	Collocated Cultivation/Production/Dispensary
	100%	MP281312	Worcester	Marijuana Production Manufacturer
	100%	MC281288 MR281259	Worcester	Collocated Cultivation/Dispensary

The Massachusetts Medical Use of Marijuana Program (the “MA Program”) was established pursuant to the Act for the Humanitarian Medical Use of Marijuana (the “MA ACT”). The MA Program allows registered persons to purchase medical cannabis and applies to any patient, personal caregiver, Registered Marijuana Dispensary (“RMD”), and RMD agent that qualifies and registers under the MA Program. To qualify, patients must suffer from a debilitating condition as defined by the MA Program. On December 23, 2018 administration of the MA Program was transferred to the Cannabis Control Commission (the “MA CCC”).

In November 2016, Massachusetts voted affirmatively on a ballot petition to legalize and regulate cannabis for adult recreational use. The Massachusetts legislature amended the law on December 28, 2016, delaying the date recreational cannabis sales would begin by six months. The delay allowed the legislature to clarify how municipal land-use regulations would treat the cultivation of cannabis and authorized a study of related issues. After further debate, the state House of Representatives and state Senate approved H.3818 which became Chapter 55 of the Acts of 2017, An Act to Ensure Safe Access to Marijuana, and established the MA CCC. The MA CCC consists of five commissioners and regulates the Massachusetts Recreational Marijuana Program. Adult recreational use of cannabis in Massachusetts was legalized in July 2018.

Vertically integrated RMDs grow, process, and dispense their own cannabis. As such, each RMD is required to have a retail facility as well as cultivation and production operations, although retail operations may be separate from grow and cultivation operations. A RMD’s cultivation location may be in a different municipality or county than its retail facility.

The MA Program mandates a comprehensive application process for RMDs. Each RMD applicant must submit a Certificate of Good Standing, comprehensive financial statements, a character competency assessment, and employment and education histories of the senior partners and individuals responsible for the day-to-day security and operation of the RMD. Municipalities may individually determine what local permits or licenses are required if an RMD wishes to establish an operation within its boundaries.

Each Massachusetts dispensary, grower and processor license is valid for one year and must be renewed no later than 60 calendar days prior to expiration. As in other states where cannabis is legal, the MA CCC can deny or revoke licenses and renewals for multiple reasons, including (a) submission of materially inaccurate, incomplete, or fraudulent information, (b) failure to comply with any applicable law or regulation, including laws relating to taxes, child support, workers compensation and insurance coverage, (c) failure to submit or implement a plan of correction (d) attempting to assign registration to another entity, (e) insufficient financial resources, (f) committing, permitting, aiding, or abetting of any illegal practices in the operation of the RMD, (g) failure to cooperate or give information to relevant law enforcement related to any matter arising out of conduct at an RMD, and (h) lack of responsible RMD operations, as evidenced by negligence, disorderly or unsanitary facilities or permitting a person to use a registration card belonging to another person. Additionally, license holders must ensure that no cannabis is sold, delivered, or distributed by a producer from or to a location outside of this state.

As of the date of this MD&A, the Company’s subsidiaries remain open and operating under Massachusetts’s COVID-19 “essential”-business (or equivalent) guidance.

Michigan

Holding Entity	Percentage of Economic Interest	License Number	City	Description
Om of Medicine, LLC (“Om”)	100%	N536209	Ann Arbor	Dispensary

In 2008, the Michigan Compassionate Care Initiative established a medical cannabis program for serious and terminally ill patients, was approved by the House but not acted upon, and defaulted to a public initiative on the November ballot. Proposal 1 was approved by 63% of voters on November 8, 2008. Proposal 1 was then written into law and approved by Michigan’s lawmakers in December 2008. The resulting act became the Michigan Medical Marihuana Act (“MMM Act”).

In 2016, the Michigan legislature passed two new acts and also amended the original MMM Act. The first act establishes a licensing and regulation framework for medical marihuana growers, processors, secure transporters, provisioning centers, and safety compliance facilities. The second act establishes a “seed-to-sale” system to track marihuana that is grown, processed, transferred, stored, or disposed of under the Medical Marihuana Facilities Licensing Act.

The Bureau of Medical Marihuana Regulation is responsible for the oversight of medical cannabis in Michigan and consists of the Medical Marihuana Facility Licensing Division and the Michigan Medical Marihuana Program Division. Additionally, the Michigan Department of Licensing and Regulatory Affairs (“LARA”) has supplemented Michigan’s cannabis regulations to clarify the regulatory landscape surrounding cannabis. LARA is the main regulatory authority for the licensing of cannabis businesses in Michigan. The MMM Act provides access to state residents to cannabis and cannabis related products under one of 11 debilitating conditions, including epilepsy, cancer, HIV/AIDS, cancer and PTSD. In July 2018 the Medical Marihuana Facility Licensing Division approved 11 additional conditions to the list of aliments to qualify for medical cannabis. The additional 11 include Chronic pain, colitis and spinal cord injury.

Under Michigan law, LARA licenses give types of state operating licenses: (1) grower, (2) processor, (3) secure transporter, (4) provisioning center, and (5) safety compliance facility. There are no stated limits on number of licenses, but LARA exercises discretion over application approval, including background checks and vetting of principal licensee officers, and municipalities may impose additional restrictions. Vertical integration, i.e. the ownership of a grower, processor and/or provisioning center by one entity, is allowed under Michigan cannabis law and regulations.

Recreational cannabis was legalized by ballot initiative in November 2018. The initiative mandates that the Michigan Department of Licensing and Regulatory Affairs (“LARA”) begin accepting applications for retail stores no later than December 6, 2019. The initial application period will be limited to existing medical cannabis license holders.

The cannabis license ownership transfer of Om of Medicine LLC to the Company has not been approved by Michigan regulators, but management hopes to obtain such approval in Q1 2021. Om received for permission to sell recreational cannabis as of December 23, 2019.

California

In 1996, California voters passed Proposition 215, the Compassionate Use Act allowing physicians to legally recommend medical cannabis for patients who would benefit from cannabis. The Compassionate Use Act legalized the use, possession, and cultivation of medical cannabis for a set of qualifying conditions including AIDS, anorexia, arthritis, cachexia, cancer and chronic pain. The law established a not-for-profit patient/caregiver system but there was no state licensing authority to oversee the businesses that emerged as a result.

In September 2015, the California legislature passed three bills, collectively known as the “Medical Marijuana Regulation and Safety Act”. The Medical Marijuana Regulation and Safety Act established a licensing and regulatory framework for the medical cannabis businesses in California. Multiple agencies oversee different aspects of the program and require businesses obtain a state license and local approval to operate.

In November 2016, voters in California passed Proposition 64, the Adult Use of Marijuana Act (“AUMA”) creating an adult-use cannabis program for individuals 21 years of age or older. AUMA contained conflicting provisions with the Medical Marijuana Regulation and Safety Act. Consequently, in June 2017, the California State Legislature passed Senate Bill No. 94, known as the Medicinal and Adult-Use Cannabis Regulation and Safety Act (“MAUCRSA”), which combined the Medical Marijuana Regulation and Safety Act and AUMA to provide a set of regulations to govern medical and adult-use licensing regime for cannabis businesses. The three agencies that regulate cannabis at the state level are: (a) the California Department of Food and Agriculture, via CalCannabis, which issues licenses to cannabis cultivators, (b) the California Department of Public Health, via the Manufactured Cannabis Safety Branch, which issues licenses to cannabis manufacturers and (c) the California Department of Consumer Affairs, via the Bureau of Cannabis Control, which issues licenses to cannabis distributors, testing laboratories, retailers, and micro-businesses. These agencies also oversee the various aspects of implementing and maintaining California’s cannabis landscape, including the statewide track and trace system. All three agencies released their emergency rulemakings at the end of 2017 and have started issuing temporary licenses.

To legally operate a medical or adult-use cannabis business in California, the operator must have both local approval and a state license. This requires license holders to operate in cities with cannabis licensing and approval programs. Municipalities in California are authorized to determine the number of licenses they will issue to cannabis operators, or can choose to outright ban the cultivation, manufacturing or the retail sale of cannabis. MAUCRSA went into effect on January 1, 2018.

On January 16, 2019, the California Department of Consumer Affairs, the California Department of Public Health and the California Department of Food and Agriculture approved the state regulations for cannabis businesses across the supply chain. These new regulations became effective immediately and superseded the emergency cannabis regulations that California had previously enacted.

Although vertical integration across multiple license types is allowed under the state regulations, it is not required.

The California dispensary, grower, and processing state and local licenses are renewed annually from the date of issuance. Cannabis business owners who hold an annual commercial cannabis license can use the Cannabis track and trace system, METRC, to ensure they remain in compliance with the California licensing requirements. The license holders are required to submit a renewal application per the guidelines under Text of Emergency Rules section 8203. An application for renewal of a cultivation license shall be submitted to the state at least thirty (30) calendar days prior to the expiration date of the current license. A license holder that does not submit a completed license renewal application to the state within thirty (30) calendar days after the expiration of the current license forfeits their eligibility to apply for a license renewal and, instead, would be required to submit a new license application. The license holders must ensure that no cannabis may be sold, delivered, transported or distributed by a producer from or to a location outside of this state.

The Company owns Pure Ratios Holdings, Inc., which is indirectly involved in the California licensed cannabis industry because of its occasional engagement of licensed cannabis entities to contract manufacture certain products which contain THC. The Company also owns a subsidiary in California which possesses a temporary license for the distribution and processing of cannabis but is not yet operational.

Washington

Through various subsidiaries, 4Front is a landlord, packaging and equipment supplier, and consultant to multiple Washington licensees. The Company does not have a direct ownership interest in any Washington licensees, and for the purposes of Staff Notice 51-532, its involvement in Washington is ancillary.

Washington has authorized the cultivation, possession, processing, wholesaling, and retail sale of marijuana by certain licensed Washington businesses. The Washington State Liquor and Cannabis Board (“WSLCB”) regulates Washington’s marijuana regulatory program. Every individual with an ownership or equity interest, with a right to receive a percentage of gross or net profits, or who exercises control over a licensed marijuana operator must apply for licensing with the WSLCB and be approved. Each applicant must be over 21 years of age and a Washington resident for a minimum of 6 months. An applicant must provide the WSLCB with the applicant’s organizational and operational documents, including the entity’s operating agreement and a detailed operating plan, in order to verify that the proposed business meets the minimum requirements for licensing. Any change in the initial ownership of a cannabis entity must receive prior approval through the WSLCB and undergoes a review of the same rigor and breadth as an initial application.

One of the Company’s operating tenants, NWCS, received administrative violation notices (“AVN”) in 2019 for various alleged violations of Washington cannabis regulations. NWCS has recently received a settlement proposal from the WSLCB. The terms of the proposal require NWCS to pay a fine and enable the Tumwater, WA Facility to continue to operate. As a further term of settlement, the current sole member of NWCS will be required to dispose of his interest to an arms-length party. The exact amount of the fine is still to be determined but expected to not be material to NWCS’ operations.

Legal and Regulatory Trends

The Company’s flagship investments are in states of Illinois, Massachusetts, and Washington and currently management expects the legal and regulatory regimes in the United States (on a federal level), those states, and Canada to be the most relevant to its business.

In the United States, 33 states and Washington D.C. have legalized medical marijuana, while ten states and Washington, D.C. have also legalized recreational marijuana. Although cannabis currently remains a Schedule I drug under federal law, the U.S. Department of Justice issued a memorandum, known as the “Cole Memorandum”, on August 29, 2013 to the U.S. Attorneys’ offices (federal prosecutors) directing that individuals and businesses that rigorously comply with state regulatory provisions in states that have strictly regulated legalized medical or recreational cannabis programs should not be a prosecutorial priority for violations of federal law. This federal policy was reinforced by passage of a 2015 federal budget bill amendment (passed in 2014) known as the Rohrabacher-Farr Amendment that prohibits the use of federal funds to interfere in the implementation of state medical marijuana laws. This bill targets Department of Justice funding, which encompasses the Drug Enforcement Agency and Offices of the United States Attorneys. This bill showed the development of bi-partisan support in the U.S. Congress for legalizing the use of cannabis. On January 4, 2018, the U.S. Department of Justice rescinded the Cole Memorandum. Given that the Cole Memorandum was never legally binding, the U.S. Department of Justice continues to have discretion to enforce federal drug laws.

Under U.S. federal law it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from marijuana sales or the sale of any other Schedule I substance. Canadian banks are also hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses. Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. Despite these laws, the U.S. Treasury Department issued a memorandum in February 2014 outlining the pathways for financial institutions to bank marijuana businesses in compliance with federal law. Under these guidelines, financial institutions must submit a “suspicious activity report” (SAR) as required by federal anti-money laundering laws. These marijuana related SARs are divided into three categories: marijuana limited, marijuana priority, and marijuana terminated, based on the financial institution’s belief that the marijuana business follows state law, is operating out of compliance with state law, or where the banking relationship has been terminated. In the U.S., a bill has been tabled in Congress to grant banks and other financial institutions immunity from federal criminal prosecution for servicing marijuana-related businesses if the underlying marijuana business follows state law. This bill has not been passed and there can be no assurance with that it will be passed in its current form or at all. In both Canada and the United States, transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape.

Political and regulatory risks also exist due to the presidential administration of Donald Trump. The President’s positions on cannabis regulation have been difficult to discern. President Trump has appointed William Barr, who served as Attorney General in the presidential administration of George H.W. Bush from 1991 to 1993, and Mr. Barr was confirmed by the Senate on February 14, 2019. Mr. Barr has testified before the U.S Senate Appropriations Committee that he believes that a federalist approach allowing states to individually determine the legal status of cannabis is the appropriate regime for the regulation of cannabis. It remains unclear what stance the U.S. Department of Justice under the current administration might take toward legalization efforts in U.S. states, but federal enforcement of the Controlled Substance Act and other applicable laws is possible.